Filed Pursuant to Rule 433
Issuer Free Writing Prospectus Dated April 17, 2008
Relating to Preliminary Prospectus Dated April 17, 2008
Registration Statement No. 333-148215

Intrepid Potash, Inc.

Free Writing Prospectus

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 17, 2008 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-148215) relating to these securities. The most recent Registration Statement and the Preliminary Prospectus can be accessed through the following link on the SEC web site (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site): http://www.sec.gov/Archives/edgar/data/1421461/000119312508083783/ds1a.htm.

This free writing prospectus summarizes certain information in the Preliminary Prospectus, which was filed to update the preliminary prospectus dated April 7, 2008 relating to this offering included in Amendment No. 3 to the Registration Statement on Form S-1. This free writing prospectus does not summarize all of the revisions made in the Preliminary Prospectus. The size of the offering has been increased by 6,000,000 shares of common stock from 24,000,000 shares to 30,000,000 shares, the underwriters’ option to purchase additional shares has been increased by 900,000 shares from 3,600,000 shares to 4,500,000 shares, and the price range has been increased from between $24.00 and $26.00 per share to between $27.00 and $29.00 per share.

Common stock offered by us	30,000,000 shares

Common stock offered by us pursuant to the underwriters’ option to purchase additional shares	4,500,000 shares

Common stock outstanding after this offering	74,845,357 shares

Initial public offering price per share	$27.00 to $29.00

Net proceeds to us

We expect to receive net cash proceeds of approximately $787.1 million from this offering, assuming an offering price of $28.00 per share (the midpoint of the price range set forth above), after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The net proceeds reflect all offering-related expenses except for $1.7 million of expenses which were paid in 2007.

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) net proceeds to us from this offering by approximately $28.2 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and would increase (decrease) the amount of net proceeds payable to Intrepid Mining pursuant to the exchange agreement by an equal amount. Assuming that the underwriters exercise their option to purchase additional shares in full, a $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) net proceeds to us from the exercise of the option to purchase additional shares by approximately $4.2 million and would increase (decrease) the cash payable to Intrepid Mining pursuant to the formation distribution by an equal amount.

Use of proceeds

We expect to apply the net proceeds from this offering as follows:

•      approximately $645.1 million (approximately 82.1% of the net proceeds from this offering) will be paid to Intrepid Mining (together with 40,339,000 shares of our common stock) in exchange for all of Intrepid Mining’s assets other than cash;

•      based on outstanding amounts as of December 31, 2007, approximately $82.5 million (approximately 10.5% of the net proceeds from this offering) will be used by us for repayment of debt assumed from Intrepid Mining pursuant to the exchange agreement, leaving us with no outstanding debt. We will assume (i) all amounts in excess of $18.9 million of Intrepid Mining’s liability under its existing senior credit facility and (ii) all other liabilities and obligations of Intrepid Mining, as described in the exchange agreement discussed under “The Formation Transactions” beginning on page 67 of the Preliminary Prospectus; and

•      the remainder of the net proceeds, $59.5 million of cash in the December 31, 2007 pro forma combined as adjusted balance sheet, will be used to fund production expansions and other growth opportunities and for general corporate purposes.

Pro forma combined as adjusted balance sheet data

Assuming an offering price of $28.00 per share (the midpoint of the price range set forth above), as of December 31, 2007, our pro forma combined as adjusted cash and cash equivalents would have been approximately $59.5 million, our pro forma combined as adjusted total current assets would have been $103.3 million, our pro forma combined as adjusted total assets would have been $475.1 million, our pro forma combined as adjusted total current liabilities would have been $25.3 million, our pro forma combined as adjusted total debt would have been $5,000, and our pro forma combined as adjusted stockholders’ equity would have been $440.1 million.

Pro forma combined as adjusted capitalization

Assuming an offering price of $28.00 per share (the midpoint of the price range set forth above), as of December 31, 2007, our pro forma combined as adjusted cash and cash equivalents would have been approximately $59.5 million, our pro forma combined as adjusted total debt would have been $5,000, our pro forma combined as adjusted stockholders’ equity at par value for common stock would have been $75,000, our pro forma combined as adjusted additional paid-in capital would have been $440.7 million, our pro forma combined as adjusted accumulated other comprehensive loss would have been $638,000, our pro forma combined as adjusted total stockholders’ equity would have been $440.1 million, and our pro forma combined as adjusted total capitalization would have been $440.1 million.

Dilution

After giving effect to the sale of 30,000,000 shares of common stock in the offering at an initial public offering price of $28.00 per share (the midpoint of the range set forth above), the distribution of 4,500,000 shares of common stock to the current members of Intrepid Mining pursuant to the formation distribution, the formation transactions and the application of the estimated net proceeds from the offering, our pro forma adjusted net tangible book value as of December 31, 2007 would have been $166.2 million, or $2.22 per share. This represents an immediate increase in net tangible book value of $2.10 per share to the original stockholders and an immediate dilution of $25.78 per share to new investors purchasing shares in the offering.

Principal Stockholders

Once this offering and the related formation transactions are completed, assuming the underwriters do not exercise any portion of their option to purchase additional shares, the common stock of Intrepid Potash will be held as follows:

•      40.1% by public stockholders;

•      24.0% by Harvey Operating and Production Company, a Colorado corporation, which we refer to as HOPCO, wholly-owned by Hugh E. Harvey, Jr., our Executive Vice President of Technology and one of our directors;

•      24.0% by Intrepid Production Corporation, a Colorado corporation, which we refer to as IPC, wholly-owned by Robert P. Jornayvaz III, our Chairman of the Board and Chief Executive Officer; and

•      11.9% by Potash Acquisition, LLC, a Delaware limited liability company, which we refer to as PAL, the largest beneficial owner of which is Platte River Ventures I, L.P., a Delaware limited partnership. One of our directors, J. Landis Martin, is the managing member of Platte River Ventures I, L.P.’s general partner, PRV Investors I, LLC, a Delaware limited liability company.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. toll-free at 1-866-471-2526; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408; and Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

3